Russel Metals Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months March 31, 2005

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the Interim Consolidated Financial Statements for the three months ended March 31, 2005 and 2004, including the notes thereto, and the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2004, including the notes thereto, contained in our fiscal 2004 annual report.  In the opinion of management, such interim information contains all adjustments necessary for a fair presentation of the results for such periods.  The results of operations for the periods shown are not necessarily indicative of what our results will be for the full year.  Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

This management's discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies.  We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.

The measures we use are specifically defined where they are first used in this report.  Generally, we adjust earnings measures to exclude, net of tax, foreign exchange gains or losses, restructuring costs related to the rationalization of acquisitions, debt restructuring costs and discontinued operations.  We have completed several acquisitions in the last four years, which have resulted in restructuring costs for branches that were closed.  These costs have been excluded because they do not impact our ongoing profitability.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc., including our Annual Information Form may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America.  We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors.

The unprecedented rate of increase in the price of steel in 2004 and our acquisition of Acier Leroux in 2003 were the most significant factors affecting our results for 2004.  The price of steel continued to climb to September 2004 and since then has declined by approximately 9% at March 2005.  Basic earnings per share of $0.67 for the three months ended March 31, 2005 are higher than those reported for the three months ended March 31, 2004 of $0.53.  We recorded debt restructuring costs of $11.3 million in the three months ended March 31, 2004, which reduced basic earnings per share by $0.18.

Results of Operations

The following table provides operating profits from continuing operations, which excludes interest expense and restructuring costs.  The corporate expenses included are not allocated to specific operating segments.  The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in the interim consolidated financial statements.

	Quarters Ended March 31,

			2005
			Change
(in thousands of dollars,			as a %
except percentages)	2005	2004	of 2004

Segment Revenues
Metals service centers	$ 400,810	$ 335,118	19.6%
Energy tubular products	162,259	96,123	68.8%
Steel distributors	130,114	79,786	63.1%
Other	1,484	1,852	(19.9%)

	$ 694,667	$ 512,879	35.4%

Segment Operating Profits
Metals service centers	$ 31,406	$ 41,773	(24.8%)
Energy tubular products	17,391	7,727	125.1%
Steel distributors	14,997	15,298	(2.0%)
Other	(930)	(564)	(64.9%)
Corporate expenses	(4,068)	(4,343)	6.3%

Operating profits from continuing operations	$ 58,796	$ 59,891	(1.8%)

Segment Gross Margins
as a % of Revenues
Metals service centers	23.3%	32.0%
Energy tubular products	16.3%	14.7%
Steel distributors	16.2%	26.9%

Total operations	20.3%	28.0%

Segment Operating Profits
as a % of Revenues
Metals service centers	7.8%	12.5%
Energy tubular products	10.7%	8.0%
Steel distributors	11.5%	19.2%

Total operations	8.5%	11.7%

Metals service centers

a)                     Description of operations

We provide processing and distribution services to a broad base of more than 18,000 end users through a network of 57 Canadian locations and 4 U.S. locations.  Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications.  We service all major geographic regions of Canada and the Midwest region in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux, Vantage Laser and York-Ennis.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

Our metals service centers results for 2004 have been reclassified to report Poutrelles Delta as discontinued operations and thus results for Poutrelles Delta are not included in the metals service centers segment in 2004 or 2005.  Poutrelles Delta was sold in the first quarter of 2005.

b)                     Factors affecting results

The following is a general discussion of the significant factors affecting metals service centers results. More specific information on how these factors impacted the first quarter of 2005 and 2004 is found in the sections that follow.

Steel pricing fluctuates significantly throughout the business cycle.  Steel prices are influenced by overall demand, trade sanctions and by product availability.  Supply side management, practiced by steel producers in North America, and international supply and demand which impacts steel imports affect product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide.  Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced.  We are most impacted by the manufacturing (excluding automotive), resource and construction segments of the Canadian economy. Demand has been relatively stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions.  We have operations in all regions of Canada and believe that we have a national market share of approximately 24%.  This large market share and our diverse customer base of approximately 18,000 customers means our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c)                     Metals service centers results --
                        Three Months Ended March 31, 2005
                        compared to Three Months Ended March 31, 2004

Revenue for the three months ended March 31, 2005 increased $66 million due to the increased price of steel partially offset by lower tons shipped in 2005, compared to the three months ended March 31, 2004.

The average selling price of steel has increased approximately 33% for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  Tons shipped declined approximately 7% for the three months ended March 31, 2005 compared to the same period in 2004.  The selling price increases occurred across all regions, whereas tons shipped declined in all regions except Ontario flat rolled and the Prairies.  The Ontario flat rolled operations had increased revenue in 2005 as the operations relocated and added a second cut-to-length line in the first quarter of 2004.  Sales related to the new cut-to-length line increased after it became fully operational in the first quarter of 2004.  The Prairies region tons shipped were flat when comparing the three months ended March 31, 2005 to the same period in 2004 due to strong oil and gas activity in that area.  We believe that the decline in tons shipped primarily relates to a slowdown in manufacturing activity and a generally slower economy.

In January 2004, steel mills initiated raw material surcharges due to sharp price increases in scrap metal and other input costs that have caused the price of steel to increase substantially.  These charges, which are being applied to all of the service center carbon steel products, increased from approximately $25 to $30 per ton in January 2004 to an original peak of approximately $140 per ton on average in April 2004 and then with a new high of approximately $190 per ton in September 2004.  Based on our mix of products, the average cost of metal received, including surcharges, increased approximately 56% from January 2004 to December 2004.  The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period.  The average cost of goods received during the first quarter of 2005 was relatively stable, compared to the fourth quarter of 2004.  Based on our database, the average cost of metals received declined 3% in this period.

Gross margin as a percentage of revenues declined from 32% for the three months ended March 31, 2004 to 23% for the three months ended March 31, 2005.  The results for 2004 include an inventory holding gain which resulted in higher gross margins.

We estimated that our operating profit for the first three months ended March 31, 2004 included a before tax inventory holding gain of approximately $20 million.  This holding gain was an estimate based on the best information available.  We are unable to quantify with precision inventory holding gains or losses due to the complexity of our over 60 service center locations, which buy and sell over 14,000 different SKU's.  Rising steel prices create inventory holding gains, as demonstrated in the first three quarters of 2004, and declining prices would result in inventory holding losses.  The majority of our inventories are accounted for using average cost. The average cost of inventory on hand is currently higher than replacement cost.

Based on a comparison of inventory at March 31, 2005 to inventory at December 31, 2004, the average cost per ton of inventory on hand is approximately the same.  Based on announced steel prices for raw material surcharges and the base price of steel, we anticipate the cost for inventory purchases during the second quarter of 2005 to remain at current levels or decline slightly.

As always, we caution readers that the 2004 trend of large increases in the price of steel has the potential to end with a sudden drop in prices.  We may incur material inventory holding losses or inventory write-downs to estimated market value if the decline is rapid and steep.  To date, the inventory decline has been gradual; however, a sharper decline is possible although not anticipated.  We believe our conservative inventory management approach will enable us to minimize the impact of a swift price decline.  The price increases have resulted in improved operating results for all regions of Canada and United States and a drop in selling price will negatively impact all of the service center operations.

The change in the Canadian dollar versus the U.S. dollar has not been a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the location in Canada.

Operating expenses in the service center segment have decreased primarily as a result of the rationalization of Acier Leroux and Russel Metals facilities and economies achieved due to higher revenues.

Service center operating profits for the three months ended March 31, 2005 decreased $10 million or 25% compared to the same period in 2004.  The decline relates to the fact that inventory holding gains experienced in the first quarter of 2004 were not repeated in the first quarter of 2005 due to relatively stable pricing.

Energy Tubular Products

a)                     Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations.  We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills.  The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations.  More specific information on how these factors impacted the first quarter of 2005 and 2004 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand.  Oil and gas pricing has been high throughout 2004 and the first quarter of 2005.

Oil and gas drilling in western Canada is predominately carried out during the period from October to March; thus revenues and operating profits are normally higher during this period.

Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars.

Pricing is influenced by overall demand, trade sanctions and by product availability.  Trade sanctions are initiated either by steel mills or governmental agencies in North America.  Trade sanctions have not been a factor for pipe products in the last three years.

c)                     Energy tubular products results --
                        Three Months Ended March 31, 2005
                        compared to Three Months Ended March 31, 2004

Revenues increased 69% to $162 million in the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  High oil and gas pricing and more rig activity during 2005 compared to 2004 have resulted in some volume increases for the OCTG operations in Western Canada, and Comco Pipe.  Revenues and operating profits have increased with the higher metal pricing.  The segment gross margin as a percentage of revenues were 16% for the three months ended March 31, 2005 compared to 15% for the three months ended March 31, 2004 due mainly to stronger demand and pricing.

The segment gross margin as a percentage of revenues at 16% for the three months ended March 31, 2005 is a significant decline from the segment gross margin percentage of 22.9% for the three months ended December 31, 2004.  The decline relates to metal prices peaking in the last half of 2004 and mix of product sold.

Operating profits increased by $10 million or 125% for the three months ended March 31, 2005, compared to the three months ended March 31, 2004.  The increase is due to higher volumes and strong margins driven by demand in the oil and gas industry of western Canada.

Steel distributors

a)                     Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis and providing processing of coil product for their customer base.  Our steel distributors source their steel domestically and off shore.  The international sourcing provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.  Arrow Steel, a division of Sunbelt Group, processes coils.

b)                     Factors affecting results

The following is a general discussion of the factors affecting our steel distributors.  More specific information on how these factors impacted the first quarter of 2005 and 2004 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide.  Trade sanctions are initiated either by steel mills or governmental agencies in North America.  Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.

The large demand for steel and scrap steel in China has been a significant factor in the price of steel and the availability of imports to North America.  Our steel distributors have found availability of supply within North America, which they have utilized.

Movement in the U.S. dollar has some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars.  Steel is predominately transacted in U.S. dollars and the Canadian price is adjusted accordingly by the Canadian mills.  The effect of the strengthening of the Canadian dollar was offset by rising metal prices.

c)                     Steel distributors results --
                        Three Months Ended March 31, 2005
                        compared to Three Months Ended March 31, 2004

Steel distributors revenues increased 63% in the three months ended March 31, 2005 compared to the three months ended March 31, 2004 related mainly to higher selling prices and demand for import product due to lack of availability of certain products in North America.  In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the weaker U.S. dollar compared to other currencies.  Inventory holding gains during the first quarter of 2004, related to inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills, increased the gross margins to 19% compared to 11% experienced in the first quarter of 2005.  The gross margin achieved in 2004 was higher than we have previously experienced in the steel distributors segment due to the rapid increase in the price of steel in North America and tight supply of certain products and is unlikely to be repeated.

Gross margin dollars and operating expenses are consistent for the first quarter of 2005 compared to the first quarter of 2004.  The operating profit for the first quarter of 2005 is a result of higher volumes at lower gross margin percentages versus the results for the first quarter of 2004, where we had lower volumes and high gross margin percentages.

Other  -- Three Months Ended March 31, 2005
compared to Three Months Ended March 31, 2004

Other revenue and income includes the results of our coal handling terminal in Thunder Bay, Ontario.  Revenue and operating profits for the three months ended March 31, 2005 have been impacted by lower volumes.

Consolidated Results -- Three Months Ended March 31, 2005
compared to Three Months Ended March 31, 2004

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes.  Basic earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

	Quarters Ended March 31,
(in thousands of dollars, except per share data)	2005	2004

Operating profits from continuing operations	$ 58,796	$ 59,891
Interest expense	(4,899)	(5,156)
Income tax expense on above	(20,156)	(20,219)

Earnings from continuing operations before other costs	33,741	34,516

Other costs
Restructuring costs	(405)	(832)
Debt restructuring costs	-	(11,310)
Income taxes recoverable on other costs	146	3,222

	(259)	(8,920)

Earnings from continuing operations	33,482	25,596

Loss from discontinued operations	(38)	(292)

Net earnings	$ 33,444	$ 25,304

Basic earnings per common share from
continuing operations before other costs	$ 0.67	$ 0.73

Basic earnings per common share from
continuing operations	$ 0.67	$ 0.54

Basic earnings per common share	$ 0.67	$ 0.53

Operating profits from continuing operations before other costs were $58.8 million in the first quarter of 2005, compared to $59.9 million for the first quarter of 2004.

Higher volumes and corresponding operating profit in the energy tubular products segment offset the decline in metals service centers related to lower gross margins.

Interest Expense and Debt Restructuring Costs

The following table shows the components of interest expense.  Preferred share dividends are noted below as the preferred shares were replaced with interest bearing debt during the first quarter of 2004.  The reduction in interest expense looks more significant when considering the related reduction in preferred share dividends and increase in short-term borrowings.

	Quarters Ended March 31,
(in thousands of dollars)	2005	2004

Interest on long-term debt
6.375% Senior Notes	$ 3,770	$ 1,449
10% Senior Notes	-	2,473
8% Subordinated Debentures	-	557

	3,770	4,479
Other interest	1,129	677

Total interest	$ 4,899	$ 5,156

Preferred share dividends	$ -	$ 611

Consolidated interest expense for the three months ended March 31, 2005 decreased $0.3 million to $4.9 million compared to the three months ended March 31, 2004.  This was due to lower interest rates and lower exchange rates on U.S. denominated long-term debt in 2005 compared to 2004, partially offset by higher short-term debt outstanding related to higher working capital needs driven by steel pricing.

During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduced the interest costs for future periods.  We issued US$175 million of 6.375% Senior Notes due March 1, 2014.  As of June 1, 2004 all other long-term debt was redeemed.  We also entered into fixed interest cross currency swaps to hedge US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure.  The currency swaps result in an interest cost of $0.3 million per quarter, which is included in the interest expense.

On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit.  The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

Restructuring Costs

The restructuring charges related to the rationalization of duplicate Acier Leroux and Russel Metals operations which is substantially complete; however, we anticipate continued operating costs related to a facility held for sale and a potential gain on the sale of the property.  The charge of $0.4 million in the three months ended March 31, 2005 primarily related to this facility.  During the first quarter of 2004, we recorded a charge of $0.8 million related to plant closures, employee severance and inventory moves in the Ontario region.

Income Taxes

The provision for income taxes for the first quarter of 2005 was $20.0 million compared to $17.0 million in the first quarter of 2004 due to higher earnings.

For the three months ended March 31, 2005, the income tax rate was 37.4%.  For the three months ended March 31, 2004, the income tax rate of 39.9% was higher than the average combined statutory rate.  The income tax rate on earnings from continuing operations was 36.9%, which is in line with the average combined statutory rate.  The tax recovery on other costs was at a rate of 26.5% due to the non-deductibility for tax purposes of certain items.

Earnings

Earnings from continuing operations for the first quarter of 2005 were $33.5 million compared to $25.6 million for the first quarter of 2004.  Basic earnings per common share from continuing operations for the first quarter of 2005 were $0.67 compared to $0.54 for the first quarter of 2004.

The lower earnings per share for 2004 is a result of the non-operating charges for debt restructuring and operations restructuring.

In December 2004, we received a letter from the minority shareholders of our Poutrelles Delta business indicating that they would exercise their right, under an existing shareholders' agreement, to purchase the business.  The transaction closed on February 23, 2005.  Based on this information, we reclassified Poutrelles Delta as discontinued operations in the income statement for 2004 and the balance sheet at December 31, 2004.  During the fourth quarter of 2004, we recorded a write-down to fair value of $0.6 million in anticipation of the sale.  The loss of $38,000 in the first quarter of 2005 represents losses reported by this unit prior to sale.

Shares Outstanding and Dividends

The weighted average number of common shares outstanding for the first quarter of 2005 was 50,040,378 compared to 46,199,719 for the first quarter of 2004.  The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised.  The number of common shares outstanding at March 31, 2005 was 50,543,476.

The significant increase in our stock price during the last two years resulted in employees exercising stock options to acquire 655,817 common shares during the first quarter of 2005 and 1,114,317 common shares in 2004.  We have returned a portion of our earnings to our common shareholders by paying common share dividends of $10.0 million in the first quarter of 2005 versus $3.9 million in the first quarter of 2004.  The common share dividend paid during the first quarter of 2005 was at the rate of $0.20 per common share.

As at April 27, 2005, we had 50,543,476 common shares outstanding.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

	Quarters		Twelve Months
	Ended March 31,		Ended March 31,
(in thousands of dollars)	2005	2004	2005	2004

Earnings from continuing operations	$ 33,482	$ 25,596	$ 188,655	$ 41,316
Income taxes	20,010	16,997	108,418	28,064
Interest expense-net	4,899	5,156	19,767	22,775

Earnings before interest and income
taxes (EBIT)	58,391	47,749	316,840	92,155
Depreciation and amortization	4,637	4,632	18,613	17,351

Earning before interest, income taxes,
depreciation and amortization (EBITDA)	63,028	52,381	335,453	109,506
Debt restructuring costs	-	11,310	2,408	11,310
Restructuring costs	405	832	3,205	4,415
Goodwill impairment	-	-	-	2,410

Adjusted EBITDA	$ 63,433	$ 64,523	$ 341,066	$ 127,641

We believe that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity.  Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

Adjusted EBITDA to Interest Expense Ratio

	Quarters		Twelve Months
(in thousands of dollars,	Ended March 31,		Ended March 31,
except ratios)	2005	2004	2005	2004

EBITDA	$ 63,028	$ 52,381	$ 335,453	$ 109,506
Adjusted EBITDA	63,433	64,523	341,066	127,641
Interest expense	4,899	5,156	19,767	22,775
EBITDA to interest expense	12.9x	10.2x	17.0x	4.8x
Adjusted EBITDA to interest expense	12.9x	12.5x	17.3x	5.6x

The EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business.  These measures are routinely used by debt analysts and debt rating agencies to evaluate companies.

Accounting Policies and Estimates

a)                      Change in Accounting Policies

There were no new accounting policies adopted during the first quarter of 2005.

b)                      Other

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  We review our inventory for obsolescence and to ensure that the cost of inventory is not in excess of its estimated market value. Inventory reserves or write-downs are recorded when cost exceeds the market value.

Capital Expenditures

Capital expenditures in the first quarter of 2005 were $5.1 million compared to $6.7 million in 2004.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems.  Our expectation is for capital expenditures to be at levels similar to depreciation expense over a period of years.

Depreciation expense was $4.3 million in the first quarter of 2005 and $4.4 million in the first quarter of 2004.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle.  The metals distribution business experiences significant swings in cash flow to fund working capital.  Inventory and accounts receivable represent on average over 70% of our total assets employed and vary with the cycle.  At March 31, 2005 and December 31, 2004, inventory and accounts receivable represented approximately 80% of our total assets.

Accounts Receivable and Inventory
as a Percentage of Total Assets	Quarters Ended

(in thousands of dollars, except percentages)	Mar. 31, 2005	Dec. 31, 2004

Accounts receivable and inventory	$ 946,754	$ 914,611
Total assets	1,162,994	1,146,481
% of total assets	81%	80%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels.  Based on our experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels.  The increased price of steel resulted in a utilization of non-cash working capital of approximately $270 million for the twelve months ended March 31, 2005 on an annualized revenue increase of approximately $1.1 billion.  This means the revenue increase for the twelve months ended March 31, 2005 required approximately $25 million of working capital increase for each $100 million of sales.  The actual working capital required per $100 million of sales is less than our estimate, we believe this relates to the magnitude of the revenue increase.  When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable.  This cash is used to reduce the borrowings under our bank credit facilities.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

	Quarters Ended

Inventory Turns	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2005	2004	2004	2004	2004

Metals service centers	4.4	3.7	4.7	4.9	4.6
Energy tubular products	4.4	2.9	3.7	3.0	4.4
Steel distributors	3.9	3.3	4.6	4.7	5.6

Total	4.3	3.4	4.4	4.4	4.7

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Inventory declined during the three months ended March 31, 2005 providing cash of $26.6 million.  Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk.  We expect our service center operations to turn over their inventory at higher rates than the industry average.  Our metals service centers first quarter turns were 4.4, compared to 4.6 for the first quarter of 2004.  Based on information published by the Metals Service Center Institute in its monthly Metals Activity Report, the average turns for the United States for the three months ended February 28, 2005 was 3.2 turns.  Our metals service centers inventory based on tons was lower at March 31, 2005 than it was a year earlier.

The improvement in turns for the energy tubular products and steel distributors in the first quarter of 2005 compared to the fourth quarter of 2004 relates to lower inventories and higher cost of goods sold.

The other major components of working capital are accounts receivable and accounts payable.  Accounts receivable have increased $58.3 million related to increased revenues in the first quarter of 2005.  Accounts payable decreased $32.3 million primarily related to the payment of bonuses accrued at December 31, 2004.

During the first quarter of 2005, we made income tax payments of $72.9 million.  This represented final installments of $60.0 million for the 2004 year and $12.9 million for the 2005 year.

During the three months ended March 31, 2005, we utilized cash of $5.l million on capital expenditure and $10.0 million on common share dividends.   During the three months ended March 31, 2004, we utilized cash of $6.7 million on capital expenditures, $3.9 million on common share dividends and $0.6 million on preferred share dividends, which were redeemed during the first quarter of 2004.

Debt and Credit Facilities

In 2004, we consolidated our long-term debt and we currently have outstanding US$175 million of 6.375% Senior Notes due in 2014.  We also entered into fixed interest cross currency swaps on US$100 million of this debt to eliminate the foreign exchange exposure on the unhedged portion of the debt.

We manage our cash position based on bank borrowings net of cash.  Our bank credit facilities table provides the split between loans and outstanding cheques or cash on deposit.  We believe the net borrowings peaked during the first quarter of 2005.

Bank Credit Facilities
	Russel Metals	U.S. Subsidiary
($ millions)	Facility	Facility	Total

Bank loans	$ 79.7	$ 25.9	$ 105.6
Outstanding cheques (on deposit)	10.4	0.3	10.7

Net borrowings (cash)	90.1	26.2	116.3
Letters of credit	39.2	10.7	49.9

	$ 129.3	$ 36.9	$ 166.2

Facilities availability	$ 250.0	$ 54.4	$ 304.4

We have two borrowing lines with a syndicate of Canadian and U.S. banks.  The main facility is a $200 million revolving loan which currently expires on October 29, 2007.  We may extend this facility annually with the consent of the syndicate.  On February 25, 2005, we finalized a one-year $50 million term loan.  This loan is fully drawn and any repayments will reduce the availability.  We are entitled to borrow under these facilities, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $250 million.  At March 31, 2005, we were entitled to borrow $250 million, including letters of credit under this facility. At March 31, 2005, we had borrowings of $79.7 million and $39.2 million in letters of credit under this facility.  At March 31, 2004, we had no borrowings and had $23.6 million in letters of credit under our facility.

In addition, certain U.S. subsidiaries have their own one-year bank credit facility.  The maximum borrowing under this facility is US$45.0 million.  At March 31, 2005, these subsidiaries had borrowings of US$21.4 million and letters of credit of US$8.9 million.  At March 31, 2004, these subsidiaries had no borrowings and had letters of credit of US$12.6 million.

Cash generated from operating activities before working capital changes has averaged approximately $45 million over the three years prior to 2004, was $210.7 million for 2004, and was $44.0 million for the first quarter of 2005.  The maximum borrowing under our bank facilities is approximately $304 million, of which approximately $149 million was unutilized at March 31, 2005.  We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2005.  The rapid growth in sales required additional working capital funding of $202.7 million during 2004 and $121.6 million during the first quarter of 2005.  Increased profitability enabled us to finance the majority of this working capital growth with our bank facilities available for the remainder.

We have made several acquisitions over the last four years and we believe we can continue to grow by acquisition.  We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required.  We currently have very low financial leverage with a debt to equity ratio of 0.7.

Contractual Obligations

As at March 31, 2005, we were contractually obligated to payments under our long-term debt agreements and operating lease obligations that come due during the following periods.  The long-term debt interest and lease obligations represent annual amounts to December 31 of the noted year.

(in thousands	Long-Term	Cross Currency	Long-Term	Lease
of dollars)	Debt Maturities	Swaps	Debt Interest	Obligations	Total

2005	$ -	$ -	$ 15,400	$ 8,880	$ 24,280
2006	-	-	15,400	6,788	22,188
2007	-	-	15,400	5,295	20,695
2008	-	-	15,400	3,346	18,746
2009	-	-	15,400	2,736	18,136
2010 and beyond	211,680	10,840	64,167	6,097	292,784

Total	$ 211,680	$ 10,840	$ 141,167	$ 33,142	$ 396,829

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00.  Based on the March 31, 2005 exchange rate, we would incur an obligation of $10.8 million in addition to our long-term debt obligation of $211.7 million.  The long-term debt interest in the above table is net of the swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the table above and foreign exchange contracts to hedge our U.S. dollar purchases.  The fair value of the foreign exchange contracts at March 31, 2005 approximates the contract value.

We have multiple defined benefit pension plans in Canada, as disclosed in Note 13 to the 2004 annual financial statements included in the annual report.  The Company expects to contribute approximately $5.2 million to these plans during 2005.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry.  The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers.  As the distribution segment's share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, our aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth.  This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy.  We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service.  Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful.  We will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risks

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

Outlook

It remains difficult to predict the economic growth rate for the North American and International markets, as they are now intertwined when it comes to the consumption of both steel and the raw material inputs that go into the manufacture of steel mill products.  Furthermore, we are in a "wait and see" posture regarding the actions of the steel producers as their input costs remain higher than normal but demand continues to fluctuate in North America.

As we have already indicated, the primary risk in this market is the possibility of a steep reduction in steel pricing.  As such, our inventory levels will continue to be reduced during 2005 as we focus on working to minimize our inventory exposure.  The gross margins of all three business segments will continue to narrow until there is stability in steel pricing in concert with strong demand.  The 2005 results, while below those of 2004, are expected to generate, by a considerable margin, our second best year of earnings.

Dated April 27, 2005.